UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No.   )*

Yintech Investment Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.000011

(Title of Class of Securities)

98585M1082

(CUSIP Number)

July 17, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  Some of the holdings reported herein are in the form of American Depositary Shares (“ADS”), which may be exchanged for ordinary shares of the Issuer, par value $0.00001 (“Ordinary Shares”) at a 1:20 ratio.

2  The CUSIP Number listed throughout this filing is the CUSIP assigned to the ADS of the Issuer.

CUSIP No. 98585M108	13G

1.	Name of Reporting Persons: Sino August Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 95,081,680
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 95,081,680
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,081,680 Ordinary Shares[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.51%[4]
12.	Type of Reporting Person (See Instructions): OO

3  See Item 4 of this Statement for more information..

4  This percentage is calculated based on 1,460,831,635 Ordinary Shares outstanding as of March 31, 2020.

CUSIP No. 98585M108	13G

1.	Name of Reporting Persons: Bingsen Chen I.R.S. Identification Nos. of Above Persons (Entities Only): -

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only

4.	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 95,081,680
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 95,081,680
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,081,680 Ordinary Shares[10]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.51%[11]
12.	Type of Reporting Person (See Instructions): IN

10  See Item 4 of this Statement for more information.

11  This percentage is calculated based on 1,460,831,635 Ordinary Shares outstanding as of March 31, 2020.

Item 1.
	(a)	Name of Issuer Yintech Investment Holdings Limited
	(b)	Address of Issuer’s Principal Executive Offices 3rd Floor, Lujiazui Investment Tower No.360 Pudian Road, Pudong District Shanghai, 200125 People’s Republic of China

Item 2.
	(a)	Name of Person Filing The information required by Item 2(a) is set forth in Row 1 of each Cover Page and is incorporated herein by reference.
	(b)	Address of the Principal Office or, if none, Residence c/o Sino August Investment Limited Room 1706, Shangnan Building No. 111 Yuntai Road, Pudong New District Shanghai, P.R. China 200126
	(c)	Citizenship The information required by Item 2(c) is set forth in Row 4 of each Cover Page and is incorporated herein by reference.
	(d)	Title of Class of Securities Ordinary Shares, par value $0.00001
	(e)	CUSIP Number 98585M108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

The securities reported in this Statement are held directly by Sino August Investment Limited in the form of 95,081,680 Ordinary Shares. Bingsen Chen is the sole director of Sino August and is deemed to be an indirect beneficial owner of the securities held by Sino August by reason of his ability to direct the vote and/or the disposition of such securities.

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they have formed a group.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2020

SINO AUGUST INVESTMENT LIMITED

	By:	/s/ Bingsen Chen
	Name:	Bingsen Chen
	Title:	Director

/s/ Bingsen Chen
BINGSEN CHEN

EXHIBIT INDEX

Exhibit No.	Description
Exhibit A	Joint Filing Agreement, dated July 23, 2020 by and between Sino August Investment Limited and Bingsen Chen.